Item 77H - Changes in control of Registrant
Series 15 - AIG Multi-Asset Allocation Fund
During the period ended April 30, 2017, the AIG Multi-Asset Allocation Fund, a series of the registrant (the Acquiring Fund), purchased shares of the AIG ESG Dividend Fund (the Acquired Fund), which is a series of SunAmerica Specialty Series. As of April 30, 2017 the Acquiring Fund owned 66.4% of the Acquired Fund. As of October 31, 2016, the Acquiring Fund did not own any shares of the Acquired Fund.


Series 16 - AIG Active Allocation Fund
During the period ended April 30, 2017, the AIG Active Allocation Fund, a series of the registrant (the Acquiring Fund), purchased shares of the AIG ESG Dividend Fund (the Acquired Fund), which is a series of SunAmerica Specialty Series. As of April 30, 2017 the Acquiring Fund owned 28.7% of the Acquired Fund. As of October 31, 2016, the Acquiring Fund did not own any shares of the Acquired Fund.